October 26, 2006

Mr. Arthur P. Bedrosian
President and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

> **Re:** **Lannett Company, Inc.**
> **Form 10-K for Fiscal Years Ended June 30, 2005 and 2006**
> **Forms 10-Q for the Fiscal Quarters Ended**
> **September 30, 2005, December 31, 2005 and March 31, 2006**
> **File No. 1-31298**

Dear Mr. Bedrosian:

We have reviewed your September 8, 2006 response to our August 3, 2006 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure. We have referred to your June 30, 2006 Form 10-K solely for the purposes of assessing its disclosure related to our prior comments and have not otherwise reviewed that filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2006

Management's Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, page 25

1.   We acknowledge your response to our previous comment two and do not understand why you do not separate the current period charges or credits into

those related to the current fiscal year and those related to prior fiscal years. It is evident from your disclosure and your previous responses that:

- the total of your credits processed for chargebacks and rebates in fiscal 2006 related to fiscal 2005 and prior is greater than your combined fiscal 2005 year-end accrual and therefore a portion of your fiscal 2006 charges relates to fiscal 2005 and prior;
- your significant over accrual of chargeback reserves at June 30, 2004 as disclosed on page 28 means that you have effectively netted a credit related to fiscal 2004 and prior against your provision for fiscal 2005 chargebacks; and
- your net under accrual of total chargebacks and rebates as of June 30, 2003 effectively means that a portion of the fiscal 2004 charges you present relate to fiscal 2003 and prior.

As previously requested, please revise the rollforwards of your revenue reserves to present the line item reserves charged to net sales as two separate line items; one line item for the charge during the current period related to current fiscal year revenues and the second line item for additional reserves charged or credited in the current period related to prior fiscal years' revenues.

2. As requested in our conference call on August 29, 2006, please revise your disclosure consistent with your response to our previous comments two and four to disclose your process for estimating a determinable sales price. In this regard, please ensure that your revised disclosure addresses each of the following items:

   a. Specifically indicate that you currently assess chargebacks and rebates on a combined basis.
   b. Specifically disclose that you are developing systems to more accurately track and process chargeback and rebate requests and the impact you expect these system changes to have on your ability to estimate chargebacks and rebates.
   c. Specifically disclose the nature of the analyses you currently perform to determine that your estimates of chargebacks and rebates are reasonable.
   d. Disclose the decline in the fourth quarter of fiscal 2006 of your mix of sales to wholesalers versus other customers and the impact on reserves. Disclose why the mix has changed.
   e. Please explain to us how you considered the $1.5 million possible sell-through issue identified in your response to our previous comment four in your estimate of potential sales returns at June 30, 2006.
   f. Although you disclose that you do not use information from third-party sources to track product levels in the distribution channels, please disclose how you use wholesaler inventory reports in your analyses.

3. We acknowledge your response to our previous comment three. Please tell us where you included the proposed disclosure regarding new product sales or

amend your June 30, 2006 Form 10-K and your December 31, 2005 Form 10-Q to include this disclosure.

4.   On page 28 you disclose the quarterly level of revenue adjustments for fiscal 2006 and the corresponding levels of wholesale sales consistent with your response to our previous comment four. It appears that factors other than the level of sales to wholesalers impacted your recorded revenue adjustments. In this regard, for example, the decline in the amount of recorded revenue adjustments from the third fiscal quarter of $12.5 million to the fourth fiscal quarter of $10.0 million is relatively greater than the decline in wholesaler sales for the same periods from $16.7 million to $15.8 million. Please revise your disclosure to quantify and explain the other factors causing the change in quarterly revenue adjustments. If applicable, please disclose any material changes in the rates underlying chargebacks and rebates.

Inventories, page 29

5.   Please amend your December 31, 2005 Form 10-Q to include the proposed disclosure provided in response to our previous comment six. In addition, please revise your disclosure here to clearly indicate the amount and period(s) the inventory reserve was reduced for subsequent sales of Levothyroxine Sodium tablets.

Liquidity and Capital Resources, page 34

6.   Please revise your disclosure of DSO to clarify why you present both gross and net DSO. In addition, please address the following comments:
    a. Disclose your standard payment terms.
    b. Revise your disclosure of your unprocessed credits to indicate why you have not processed them and the corrective actions you are taking consistent with your response to our previous comment four.
    c. Explain to us how a net DSO calculation greater than 60 days may indicate under-reserved sales while an amount less than 60 days may indicate over-reserved sales as indicated in your response to previous comment seven. In addition, please elaborate on the "other causes" of less than 60 day net DSO calculations.

Financial Statements

Note 17: Quarterly Financial Information (unaudited), page 81

7.   It appears from your response to our previous comment five that you did not record an inventory obsolescence reserve for Levothyroxine Sodium tablets in reliance on an anticipated extension of the product shelf-life dating. Please revise

your disclosure to clearly indicate why you believed that you could extend the shelf-life and the facts and circumstances that caused you not to be able to extend the product shelf-life as anticipated, resulting in your fourth quarter charges.

General

8. Please revise your documents to reflect these comments and the proposed revisions represented in previous responses or explain to us in detail why these revisions are not warranted.

    As appropriate, please amend your Form 10-K for each of the years ended June 30, 2006 and 2005 and your Forms 10-Q for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

    If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant